Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                 April 9, 2015


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1302
            Guggenheim Balanced Income Builder Portfolio, Series 11
                       File Nos. 333-202326 and 811-03763
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 Dear Mr. Bartz:

      This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1302, filed on February 26, 2015 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Guggenheim Balanced Income Builder Portfolio, Series 11 (the "trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

      1. The "Investment Objective" section states that the trust seeks "current income" but the "Principal Investment Strategy" section states that the trust seeks to provide a "high level of income." Please reconcile these statements.

      Response: The disclosure as been revised in response to your comment.

      2. The "Principal Investment Strategy" section states that the trust may invest in real estate investment trusts ("REITs"). Please add disclosure about the risks of investing in REITs in the "Principal Risks" section.

      Response: The disclosure as been revised in response to your comment. Please note that in the final prospectus, we include risks based upon the actual portfolio. Therefore, we will only include the relevant disclosures pertaining to such securities if they are selected for the portfolio of this trust.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren